UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended........ December 31, 2001 ....

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ....to........................

Commission file number......1-14959..... Brady Corporation

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION BRADYGOLD PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

Financial Statements for the Years Ended December 31, 2001 and 2000, Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
Suite 2300
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Tel: (414) 271-3000
Fax: (414) 347-6200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrators of the
Brady Matched 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan, formerly the Brady Corporation BradyGold Plan, (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 24, 2002

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments	$115,182,880	$131,192,573
Cash	357	21,896
Contributions receivable:		
Brady Corporation	685,516	21,357
Participants	270,991	288,992
NET ASSETS AVAILABLE FOR BENEFITS	$116,139,744	$131,524,818

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income:		
Interest income	$ 223,149	$ 186,276
Dividends	587,871	9,287,049
Net depreciation in fair value of investments	(20,080,442)	(22,959,754)
Total investment loss	(19,269,422)	(13,486,429)
Contributions and transfers:		
Brady Corporation	2,918,635	1,863,644
Participants	5,709,588	6,139,940
Transfers in from affiliated plans	1,957,166	130,709
Total contributions and transfers	10,585,389	8,134,293
Total subtractions	(8,684,033)	(5,352,136)
DEDUCTIONS:		
Distributions to participants	6,670,572	6,751,509
Administrative expenses	30,469	26,265
Total deductions	6,701,041	6,777,774
NET DECREASE	(15,385,074)	(12,129,910)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	131,524,818	143,654,728
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$116,139,744	$131,524,818

See notes to financial statements.

1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The Plan, as amended and restated January 1, 2001, is a defined contribution plan which provides retirement benefits to substantially all full-time employees of Brady Corporation (the "Company"). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. The Plan allows employee contributions to qualify as salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code.

An employee may become a participant in the Plan on the first day of the month coninciding or following the employee's initial employment date. Participants may contribute up to 12 percent of their annual base compensation or the statutory maximum. These voluntary contributions are withdrawable in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions.

Effective May 2, 2001, Imtec, Inc. 401(k) Plan was merged into the Plan. Effective September 1, 2001, Bar Codes West 401(k) Retirement Savings Plan and Trust was merged into the Plan. Effective July 1, 2000, IDS 401(k) Profit Sharing Plan was merged into the Plan.

The Company is required to contribute an amount equal to 100 percent of the total of the participants' annual contributions up to 4 percent of their annual base compensation, up to compensation of $170,000, adjustable for inflation. Participants can self-direct all contributions.

Investment options include six equity funds, one guaranteed income contract fund, one bond fund, two money market funds, and Brady Corporation Class A non-voting common stock.

The Plan provides for full vesting of participants' contributions from the date they are made. The Company's contributions become vested over a three year period of continuous service. The participants' share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.

Participants may withdraw their vested interests upon retirement, death, disability, or other termination of employment. Withdrawals are made at the participant's option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A nonvoting common stock. Benefits are recorded when paid.

Upon partial or complete termination of the Plan or upon permanent discontinuance of contributions by the Company, all account balances of the participants become fully and completely vested. Distribution of such account balances shall be made by the trustee to the participants within a reasonable time.

Participants may borrow from their plan accounts a minimum of $1,000 and up to 50 percent of their account balance with a maximum of $50,000. The loans are secured by the balance in the participants' account and bear interest at the prime rate.

Investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The majority of administrative expenses are paid by the Plan.

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $98,424 and $19,349, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2001 and 2000, employer contributions were reduced by $62,771 and $1,107,257, respectively, as a result of forfeited nonvested accounts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The Plan invests in various securities including U.S. Government securities, corporate debt instruments, mutual funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, was adopted on January 1, 2001. The adoption of this statement had no impact on the financial statements.

2. INVESTMENTS

Investments of the Plan are valued at fair value, as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The value of investments held which exceeded 5% of the net assets available for benefits was as follows:

Issuer	Description	Fair Value
At December 31, 2001:		
Janus Group of Funds	Janus Fund	$27,659,690
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	26,869,182
PNC Bank, N.A.	Brady Stable Asset Fund*	16,062,708
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	12,438,681
PNC Bank, N.A.	Blackrock Money Market Portfolio*	10,249,515
Fidelity Securities Fund	Fidelity Advisor Intermediate Bond Fund	8,161,208

Issuer	Description	Fair Value
At December 31, 2000:		
Janus Group of Funds	Janus Fund	$39,295,476
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	34,864,514
PNC Bank, N.A.	Brady Stable Asset Fund*	15,027,954
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	13,782,691
PNC Bank, N.A.	Blackrock Money Market Portfolio*	7,878,989

*Known party-in-interest.

Net depreciation in fair value of investments relates primarily to investments held with registered investment companies (equity funds, guaranteed investment contract funds, and bond funds) for the years ended December 31, 2001 and 2000.

3. TAX STATUS

The Plan obtained its latest determination letter on November 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4. BENEFITS PAYABLE

As of December 31, 2001 and 2000, net assets available for benefits included benefits of approximately $184,000 and $6,500, respectively, due to participants who have withdrawn from participation in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Par Value, Units or Shares	Description	Fair Value
	EQUITY FUNDS:	
551,842	Fidelity Advisor Equity Growth Fund	$ 26,869,182
564,625	Blackrock Index Equity Portfolio *	12,438,681
316,828	Blackrock Small Cap Growth Equity Portfolio *	4,049,065
1,124,378	Janus Fund	27,659,690
111,715	American Century Income and Growth Fund	3,053,158
123,968	Janus Overseas Fund	2,516,541
		76,586,317
	GUARANTEED INCOME CONTRACT FUND - Brady Stable Asset Fund *:	
6,567,136	PNC Investment Contract Fund	15,566,081
496,627	Blackrock Money Market Portfolio	496,627
13,936,064		16,062,708
	BOND FUND -	
760,597	Fidelity Advisor Intermediate Bond Fund	8,161,208
	MONEY MARKET FUNDS:	
7,713,362	Blackrock Money Market Portfolio *	10,249,515
21,072	Brady Stock Liquidity Fund *	21,072
		10,270,587
	COMMON STOCK -	
39,996	Brady Corporation Class A Non-voting *	1,463,856
2,638,204	PARTICIPANT LOANS - At prime; due through December 31, 2031 *	2,638,204
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	$115,182,880

*Known party-in-interest.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-44505 of Brady Corporation on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on Form 11-K of Brady Corporation Brady Matched 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 25, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION
BRADYGOLD PLAN

Date: June 26, 2002

Gary Vose
Plan Administrative Committee
Member